Lucy Scientific Discovery Inc.

301-1321 Blanshard Street
Victoria, British Columbia V8W 0B6 Canada

February 6, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Kristin Lochhead, Terence O’Brien, Ada D. Samerento and Jeffery Gabor

Re:	Lucy Scientific Discovery Inc.

Registration Statement on Form S-1
SEC File No. 333-262296

Filed January 21, 2022, as amended March 4, 2022, November 14, 2022, December 5, 2022, December 15, 2022, January 9, 2023, January 18, 2023, January 23, 2023, January 31, 2023 and February 6, 2023

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Lucy Scientific Discovery Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-262296) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 5:00 PM, eastern time, on Tuesday, February 7, 2023, or as soon thereafter as is practicable, or at such other time thereafter as our counsel, Troutman Pepper Hamilton Sanders LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Troutman Pepper Hamilton Sanders LLP, by calling Joseph Walsh at (212) 704-6030.

Please direct any questions or comments concerning this request to Joseph Walsh of Troutman Pepper Hamilton Sanders LLP at (212) 704-6030.

LUCY SCIENTIFIC DISCOVERY INC.

By:	/s/ Christopher McElvany
Name: Christopher McElvany
Title: President and Chief Executive Officer

Cc:	Andrew Hulsh, Troutman Pepper Hamilton Sanders LLP

Joseph Walsh, Troutman Pepper Hamilton Sanders LLP

Andrew M. Tucker, Nelson Mullins Riley & Scarborough LLP